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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

Pediatric Services of America, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

705323103

(Cusip Number)

Jennifer Nance, 600 New Hampshire Avenue, NW, Washington, DC 20037
(202) 266-7737

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 705323103	13 D	Page 2 of 10 Pages

1.	Name of Reporting Person: Theory Capital LLC		I.R.S. Identification Nos. of above persons (entities only): 32-0092779

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 476,800

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 476,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 476,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 705323103	13 D	Page 3 of 10 Pages

1.	Name of Reporting Person: Jeffrey D. Zients		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 476,800

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 476,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 476,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 705323103	13 D	Page 4 of 10 Pages

This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Pediatric Services of America, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, as amended, on behalf of Theory Capital LLC, a Delaware limited liability corporation (“Theory Capital”), and Jeffrey D. Zients, an individual (collectively, the “Reporting Persons”). Based on his relationship with Theory Capital, as described in this Schedule 13D, Mr. Zients is deemed to be a beneficial owner of the Common Stock owned by Theory Capital for purposes of Section 13(d).

ITEM 1. Security and Issuer.

(a)	Name and Address of Principal Executive Offices of Issuer: Pediatric Services of America, Inc. 310 Technology Parkway, Norcross, GA 30092-2929

(b)	Title of Class of Equity Securities: Common Stock, $0.01 par value

ITEM 2. Identity and Background.

(a)	Name of Person Filing:
(i) Theory Capital, and (ii) Jeffrey D. Zients. Jeffrey D. Zients is the Managing Member of Portfolio Logic Management LLC (formerly Theory Capital Management LLC), which is the Managing Member of Theory Capital.

(b)	(i) Address of Principal Business Office: 600 New Hampshire Avenue, NW, Washington, DC 20037

(ii) Address of Principal Business 600 New Hampshire Avenue, NW, Washington, DC 20037

(c)	Principal Occupation and Business: (i) The purpose of Theory Capital is to invest in interests in various public and private companies and investment opportunities.

(ii) Jeffrey D. Zients is a private investor and is the Managing Member of Portfolio Logic Management LLC, which is the Managing Member of Theory Capital.

(d)	Criminal Proceedings: During the last five years, neither of the Reporting Persons nor any of the persons named in Appendix A hereto has been convicted in any criminal proceeding.

CUSIP No. 705323103	13 D	Page 5 of 10 Pages

(e)	Civil Proceedings:
During the last five years, neither of the Reporting Persons nor any of the persons named in Appendix A hereto has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Citizenship or Place of Organization: (i) Theory Capital is organized in the state of Delaware.

(ii) Jeffrey D. Zients is a citizen of the United States.

Attached hereto as Appendix A is information required by this Item 2 with respect to the persons who function as executive officers and directors of Portfolio Logic Management LLC, which is the Managing Member of Theory Capital. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds:
The funds for the purchase of the shares of Common Stock held by Theory Capital have come from its working capital. The working capital of Theory Capital may from time to time include the proceeds of margin loans entered into in the ordinary course of business, with such loans being secured by securities owned by Theory Capital.

(b)	Amount of Funds: As of the date hereof, Theory Capital has acquired 476,800 shares of Common Stock with an aggregate purchase price of $3,393,466.

ITEM 4. Purpose of the Transaction.

All Common Stock of the Issuer held by the Reporting Persons were acquired for investment purposes. The Reporting Persons may from time to time acquire beneficial ownership of additional Common Stock or other securities of the Issuer, including securities that may be convertible into or exercisable for Common Stock, and may from time to time cease to have beneficial ownership of Common Stock, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. Without limitation of the foregoing, the Reporting Persons’ intentions generally are to explore means to realize favorable returns upon their investment in the Common Stock and, accordingly, on an on-going basis, may seek, evaluate and/or respond to

CUSIP No. 705323103	13 D	Page 6 of 10 Pages

offers to sell or otherwise dispose of the Common Stock, either through open market or privately negotiated transactions. Such transactions may include transfers of shares of Common Stock to their ultimate beneficial owners, individual sales on behalf of the ultimate beneficial owners, and dispositions through negotiated transactions that result in a third party’s acquisition of some or all of the Common Stock. The Reporting Persons reserve the right to take any action with respect to the Issuer or any of its equity securities in any manner permitted by law.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a)	Number of Shares Beneficially Owned: 476,800 Percent of Class: 6.8%

(b)	Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
Not applicable
Shared Power to Vote, Direct the Vote of, or Dispose of Shares:
Theory Capital is the owner of all of the 476,800 shares of Common Stock. Jeffrey D. Zients is the Managing Member of Portfolio Logic Management LLC, which is the Managing Member of Theory Capital. Based on his relationship with Theory Capital, as described in this Schedule 13D, Mr. Zients is deemed to be a beneficial owner of the Common Stock owned by Theory Capital for purposes of Section 13(d).

(c)	Recent Transactions:
Attached hereto as Appendix B is information required by this Item 5 with respect to all transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days. All shares of the Common Stock were purchased by Theory Capital.

(d)	Rights with Respect to Dividends or Sales Proceeds: Theory Capital has all rights to receive dividends or sales proceeds from the shares of Issuer’s Common Stock.

(e)	Date of Cessation of Five Percent Beneficial Ownership: Not applicable

CUSIP No. 705323103	13 D	Page 7 of 10 Pages

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Not applicable

ITEM 7.	Material to be Filed as Exhibits. Appendix A: Management Information Appendix B: Description of transactions in the Issuer’s Common Stock over the past 60 days. Appendix C: Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THEORY CAPITAL LLC
Dated August 31, 2004	By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients
Managing Member, Portfolio Logic Management LLC

JEFFREY D. ZIENTS
Dated August 31, 2004	By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients

CUSIP No. 705323103	13 D	Page 8 of 10 Pages

APPENDIX A

MANAGEMENT INFORMATION

Portfolio Logic Management LLC (formerly Theory Capital Management LLC), a Delaware limited liability company whose business address is 600 New Hampshire Avenue, NW, Washington, DC 20037, is the Managing Member of Theory Capital. Set forth below is certain information on the members of Portfolio Logic Management LLC.

Name:	Jeffrey D. Zients

Business Address:	600 New Hampshire Avenue, NW, Washington, DC 20037

Principal Occupation:	Managing Member, Portfolio Logic Management LLC

Name:	Michael D’Amato

Business Address:	600 New Hampshire Avenue, NW, Washington, DC 20037

Principal Occupation:	Member, Portfolio Logic Management LLC

CUSIP No. 705323103	13 D	Page 9 of 10 Pages

APPENDIX B

DESCRIPTION OF TRANSACTIONS

The following is a list of all transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days.

		Acquisition (A) or
Date	Number of Shares	Disposition (D)	Price
August 10, 2004	26,500	A	$8.12
August 11, 2004	7,400	A	$8.38
August 13, 2004	91,100	A	$7.01
August 16, 2004	128,700	A	$7.03
August 17, 2004	21,300	A	$7.22
August 23, 2004	100,000	A	$7.05
August 24, 2004	20,000	A	$7.04
August 25, 2004	45,000	A	$7.01
August 26, 2004	27,700	A	$6.99
August 27, 2004	8,900	A	$7.08
August 30, 2004	200	A	$7.10

CUSIP No. 705323103	13 D	Page 10 of 10 Pages

APPENDIX C

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any amendments thereto) with respect to the common stock, par value $0.01 per share, of Pediatric Services of America, Inc. This Joint Filing Agreement shall be filed as an exhibit to the Statement on Schedule 13D.

THEORY CAPITAL LLC
Dated August 31, 2004	By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients
Managing Member, Portfolio Logic Management LLC

JEFFREY D. ZIENTS
Dated August 31, 2004	By:	/s/ Jeffrey D. Zients
Jeffrey D. Zients